CERTIFICATE OF THE TREASURER

OF

FENIMORE ASSET MANAGEMENT TRUST

I, Joseph A. Bucci, Treasurer of Fenimore Asset Management Trust (the “Trust”), hereby certify that the premium for the FAM Funds Fidelity Bond (Financial Institution Investment

Company Asset Protection Bond) issued by the Chubb Group of Insurance Companies for the

Bond Period March 1, 2013 to March 1, 2014 have been paid.

Dated:   March 1, 2013

/s/ Joseph A. Bucci

Joseph A. Bucci

Treasurer